Exhibit 99.2

Press Release

Hydro One and Avista Mutually Agree to Terminate Merger Agreement

TORONTO and SPOKANE, WA, January 23, 2019 – Hydro One Limited (“Hydro One”) (TSX: H) and Avista Corporation (“Avista”) (NYSE: AVA) today announced that the companies have mutually agreed to terminate their previously announced merger agreement. This decision follows the recent orders by the Washington Utilities and Transportation Commission and the Idaho Public Utilities Commission which denied approval of the merger. After careful consideration and analysis of the likelihood of achieving a timely reversal of those orders, the Boards of Directors of Hydro One and Avista each individually determined that termination of the merger agreement is the best course of action for the companies and their respective shareholders.

Paul Dobson, acting President and CEO of Hydro One said, “Hydro One’s Board, management and employees remain focused on delivering safe and reliable power, providing exceptional customer service and driving shareholder value. On behalf of Hydro One, I would like to thank the teams who have worked tirelessly on the proposed merger throughout this process.”

Scott L. Morris, Chairman of the Board and CEO of Avista, said, “While disappointed with the outcome, I want to express our deepest gratitude to everyone who worked with us on this effort over the past 18 months. Avista is a strong, vibrant, and independent utility, and we look forward to building on our legacy of nearly 130 years by continuing to serve the best interests of our most important stakeholders—our valued customers, loyal employees, the communities we serve, and our shareholders.”

As required by the merger agreement, Hydro One will pay Avista a US$103 million termination fee as a result of the termination of the merger agreement.

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For further information:

Hydro One

Media:

Jay Armitage

Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868

Investors:

Omar Javed

Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Avista

Media:

Casey Fielder, Communications Manager

casey.fielder@avistacorp.com, 509-495-4916

Investors:

Jason Lang, Director of Finance

jason.lang@avistacorp.com, 509-495-2930

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over C$25 billion in assets and 2017 annual revenues of nearly C$6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network through Hydro One Telecom Inc. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

About Avista Corporation

Avista Corporation is an energy company involved in the production, transmission and distribution of energy as well as other energy-related businesses. Avista Utilities is our operating division that provides electric service to 383,000 customers and natural gas to 348,000 customers. Its service territory covers 30,000 square miles in eastern Washington, northern Idaho and parts of southern and eastern Oregon, with a population of 1.6 million. Alaska Energy and Resources Company is an Avista subsidiary that provides retail electric service in the city and borough of Juneau, Alaska, through its subsidiary Alaska

Electric Light and Power Company. Avista stock is traded under the ticker symbol “AVA.” For more information about Avista, please visit www.myAvista.com.

This news release contains forward-looking statements regarding the company’s current expectations. Forward-looking statements are all statements other than historical facts. Such statements speak only as of the date of the news release and are subject to a variety of risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the expectations. These risks and uncertainties include, in addition to those discussed herein, all of the factors discussed in the company’s Annual Report on Form 10-K for the year ended Dec. 31, 2017 and the Quarterly Report on Form 10-Q for the quarter ended Sept. 30, 2018.